EXHIBIT 99.1

Caledonia Mining Corporation Plc: Record quarterly and annual gold production at Blanket Mine

St Helier, CHANNEL ISLANDS, Jan. 15, 2018 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) (NYSE AMERICAN:CMCL) (AIM:CMCL) (TSX:CAL) announces record quarterly gold production from the Blanket Mine (“Blanket”) in Zimbabwe for the quarter ended December 31, 2017 (“Q4 2017” or the “Quarter”). All production numbers are expressed on a 100 per cent basis and are based on mine production data and are therefore subject to adjustment following final assay at the refiners.

Approximately 16,425 ounces of gold were produced during the Quarter, a new quarterly production record for the mine. Production in the Quarter was 14 per cent higher than the previous quarter (Q3 2017) which was itself a record production quarter, and 21 per cent higher than the corresponding quarter of 2016 (Q4 2016).

Total 2017 gold production was approximately 56,135 ounces, marginally ahead of 2017 production guidance of 54,000 – 56,000 ounces. 2017 production represents a new annual production record for the Blanket Mine, an increase of 11.4 per cent over the annual gold production in 2016.

Steve Curtis, Chief Executive Officer, said:

“We are very pleased to have achieved our full year production guidance for 2017 and to have delivered a second consecutive quarterly production record at Blanket for the fourth quarter of 2017, surpassing the previous production record set in the third quarter. Full year production of 56,135 ounces for 2017 is a significant achievement especially when considering the relatively slow production we experienced in the first half of the year. To finish the second half of the year with two quarterly production records and the production of almost 31,000 ounces of gold in the six month period is an achievement of which all of our technical and production staff should be justifiably proud and bodes well for the delivery of our expansion plans at Blanket as we continue to invest for the production of 80,000 ounces by 2021.”

“As a business we remain steadfast in our commitment to the production of safe profitable gold and I am pleased that the initiatives introduced during 2017 to focus on the safe production of gold have been adopted and fully supported by the Blanket work force.”

“2017 was a pivotal year for Caledonia as we announced our plans to extend the current central shaft project deeper with the resulting extension in mine life at Blanket following the encouraging exploration results that were achieved during the year. This production achievement will set the business up well for 2018 as we target production of between 55,000 and 59,000 ounces of gold. I look forward to updating the market in due course.”

About Caledonia Mining

Following the implementation of indigenisation in Zimbabwe, Caledonia’s primary asset is a 49 per cent interest in an operating gold mine in Zimbabwe (“Blanket”). Caledonia’s shares are listed on the NYSE American as “CMCL” and on the Toronto Stock Exchange as “CAL”; and depository interests representing the Company’s shares are admitted for trading on AIM of the London Stock Exchange plc as “CMCL”.

At 30 September 2017, Caledonia had net cash of US $11.8 million. Blanket plans to increase production from 56,135 ounces in 2017 to approximately 80,000 ounces in 2021; Blanket’s target production for 2018 is between 55,000 and 59,000 ounces. Caledonia expects to publish its results for the year ended December 31, 2017 on or about March 20, 2018.

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 Tel: +44 759 078 1139
WH Ireland Adrian Hadden/Ed Allsopp	Tel: +44 20 7220 1751
Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

Note: This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business, inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations, relationships with and claims by local communities and indigenous populations, political risk, availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occur; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.